UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 0-5734

The Retirement Plan of Pioneer-Standard Electronics, Inc. II

(Full Title of the Plan)

Pioneer-Standard Electronics, Inc.
6065 Parkland Boulevard,
Mayfield Heights, Ohio 44124

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Retirement Plan of Pioneer-Standard Electronics, Inc. II (formerly Dickens Data Systems, Inc. 401(k) Profit Sharing Plan)

December 31, 2001 and 2000 and for the Year Ended December 31, 2001 with Report of Independent Auditors

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
(formerly Dickens Data Systems, Inc. 401(k) Profit Sharing Plan)

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000 and
for the Year Ended December 31, 2001

Report of Independent Auditors

The Board of Trustees
The Retirement Plan of Pioneer-Standard Electronics, Inc. II

We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Pioneer-Standard Electronics, Inc. II (formerly Dickens Data Systems, Inc. 401(k) Profit Sharing Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Nationwide Life Insurance Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2000 financial statements, except for comparing the information provided by the trustee, which is summarized in Note E, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2000. The form and content of the information included in the 2000 financial statements, other than that derived from the information certified by the trustee has been audited by us and, in our opinion, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2001, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 17, 2002

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
(formerly Dickens Data Systems, Inc. 401(k) Profit Sharing Plan)

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets

Cash, non-interest bearing	—	$6,023,998

Investments, at fair value	$6,803,064	327,515

Contribution receivable:

Employer profit sharing	—	103,006

Employer 401(k) match	13,177	8,390

Participants	45,603	30,061

	58,780	141,457

Net assets available for benefits	$6,861,844	$6,492,970

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
(formerly Dickens Data Systems, Inc. 401(k) Profit Sharing Plan)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Additions:

Interest and dividend income	$48,517

Contributions:

Employer	380,612

Participants	972,784

1,353,396

Transfer from The Dickens Services Group 401(k) Plan	518,847

Total additions	1,920,760

Deductions:

Net depreciation in fair value of investments	727,709

Benefits paid directly to participants	823,747

Administrative expenses	430

1,551,886

Net increase	368,874

Net assets available for benefits at beginning of year	6,492,970

Net assets available for benefits at end of year	$6,861,844

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc. II

Notes to Financial Statements
December 31, 2001 and 2000 and for the
Year Ended December 31, 2001

A.     Description of Plan

The following description of The Retirement Plan of Pioneer-Standard Electronics, Inc. II (formerly Dickens Data Systems, Inc. 401(k) Profit Sharing Plan), (the “Plan”) provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally created and hereby continued for the purpose of providing benefits to substantially all employees of Dickens Data Systems, Inc. and Dickens Services Group, wholly-owned subsidiaries of Pioneer-Standard Electronics, Inc. (the “Company” and “Plan Administrator”) as defined in the summary plan document who were employees prior to October 1, 1999.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute 1 to 15 percent of their annual pre-tax compensation. The Company will match 50 percent of the participants’ contributions on the first four percent of their compensation contributed. The Plan also provides for the Company to make additional annual contributions to the Plan in an amount of ten percent of its current profits in excess of the highest amount of profits before profit sharing costs and income taxes in any fiscal year since March 31, 1972 to employees credited with one thousand hours of service in the Plan year who are Plan participants at the end of the Plan year. The annual contributions may be made in cash or in Pioneer-Standard Electronics, Inc. Common Shares (“Shares”) provided that not more than fifty percent of the aggregate contribution for a Plan Year is made in Shares. The Plan further provides, however, that the Company’s Board of Directors is authorized to establish the Company’s additional contribution at a different amount, if any. For the year ended December 31, 2001, the Company elected to not make a profit sharing contribution.

Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions and any additional contributions not made in Shares. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Pioneer-Standard Stock Pool. Participant and Company contributions are eligible to be transferred to any of the fund options of the Plan.

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
Notes to Financial Statements

A.     Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. At December 31, 2001, approximately $92,800 of forfeitures were used to reduce the Company’s contribution. The participant’s account determines the benefit that will ultimately be received upon retirement or termination.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts starts after the first year and is based on years of continuous service. A participant who has at least one hour of service after December 31, 2000 is 100 percent vested after five years of credited service. Participants who do not have an hour of service after December 31, 2000 are 100 percent vested after six years of credited service.

A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59-1/2 or upon determination that a serious financial hardship exists (e.g., medical expenses, tuition, purchase of a principal residence).

Participant Loans

Participants are permitted to borrow up to 50 percent of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1 to 5 years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at one percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through biweekly or semimonthly payroll deductions.

Payment of Benefits

On termination of participation in the Plan, for benefits commencing prior to July 1, 2002, a participant may elect to receive either a lump-sum payment equal to the vested interest in their account, or an annuity. For benefits commencing subsequent to July 1, 2002 upon termination of participation in the Plan, the normal method of distribution of the amounts distributable to a

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
Notes to Financial Statements

A.     Description of Plan (continued)

Participant will be a lump-sum payment. Distribution of the participant’s account must commence by April 1st following the attainment of age 70-1/2 if the participant’s ownership interest is five percent or more.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

B.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by American Express Trust Company (the “Trustee”). Equity securities, including Pioneer-Standard Electronics, Inc. Common Shares, are valued at the quoted market price at year-end in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
Notes to Financial Statements

C.     Plan Transfer and Merger

Effective as of the close of business on December 31, 2000, the Dickens Data Systems Inc. 401(k) Profit Sharing Plan (the “DDS Plan”) was amended to authorize the merger of The Dickens Services Group 401(k) Plan into the DDS Plan.

On December 21, 2000, the DDS Plan was amended and restated in the form of The Retirement Plan of Pioneer-Standard Electronics, Inc. II generally effective the first day of January 2001. The amendment includes allowing Pioneer-Standard Electronics, Inc. stock as an investment option.

Effective January 2, 2001, American Express Trust Company became the trustee for the Plan and all the DDS Plan assets were transferred from Nationwide Life Insurance Company to American Express Trust Company. At December 31, 2000, all of the DDS Plan investments, except for participant loans, had been liquidated into cash in preparation for the transfer.

The assets of the Dickens Services Group 401(k) Plan of $518,847 were transferred to The Retirement Plan of Pioneer-Standard Electronics, Inc. II on January 2, 2001.

D.     Transactions with Parties in Interest

Party-in-interest transactions include the investment in the funds of the Trustee, Pioneer-Standard Electronics, Inc. Common Shares and related dividend income, and the payment of administrative expenses by the Plan, which are reimbursed by the Company. Such transactions are exempt from being prohibited transactions.

E.     Investments

All investment information relating to investments held at December 31, 2000 was obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the former trustee, Nationwide Life Insurance Company.

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2001	2000

American Express Trust Income Fund II	$545,101	$—

American Express Trust MidCap Growth Fund II	353,423	—

American Express Trust Equity Index Fund II	1,486,780	—

AXP New Dimensions Fund	3,206,494	—

Participant Loans	237,544	327,515

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
Notes to Financial Statements

During 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation
(Depreciation) in
Fair Value of
Investments

Pioneer-Standard Electronics, Inc. Common Shares	$127

Collective trust funds	(162,121)

Shares of registered investment companies	(565,715)

$(727,709)

F.     Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2001

Net assets available for benefits per the financial statements	$6,861,844

Less: Contribution receivable	(58,780)

Net assets available for benefits per the Form 5500	$6,803,064

The following is a reconciliation of contributions in the financial statements to the Form 5500 for the year ended December 31, 2001:

Contributions per the financial statements	$1,353,396

Less: Contribution receivable at December 31, 2001	(58,780)

Contributions per the Form 5500	$1,294,616

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
Notes to Financial Statements

G.     Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 21, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan was restated and amended on December 21, 2000 generally effective January 1, 2001. The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the amended Plan is qualified under Section 401(a) of the Code. However, the Plan administrator believes that the Plan, as amended, is qualified and, therefore, the related trust is exempt from taxation.

The Retirement Plan of Pioneer-Standard Electronics, Inc. II
(formerly Dickens Data Systems, Inc. 401(k) Profit Sharing Plan)

EIN: 34-0907152 Plan: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

		Description of	Current
	Identity of Issuer	Investment	Value

*	American Express Trust Income Fund II	24,909 units	$545,101

*	American Express Trust Short-Term (25:75) Horizon Fund	2,821 units	51,022

*	American Express Trust Long-Term (65:35) Horizon Fund	3,740 units	41,382

*	American Express Trust Medium-Term (50:50) Horizon Fund	913 units	19,815

*	American Express Trust Long-Term (95:5) Horizon Fund	3,814 units	42,502

*	American Express Trust Long-Term (80:20) Horizon Fund	4,726 units	107,477

*	American Express Trust MidCap Growth Fund II	24,067 units	353,423

*	American Express Trust Equity Index Fund II	46,681 units	1,486,780

	PIMCO Total Return Fund	16,314 shares	170,649

	Dreyfus Founders Balanced Fund	18,655 shares	152,781

*	AXP New Dimensions Fund	130,451 shares	3,206,494

	Neuberger Berman Genesis Trust Fund	3,092 shares	90,022

*	AXP International Fund	29,230 shares	180,641

*	Pioneer-Standard Stock Pool:

	*Pioneer-Standard Electronics, Inc. Common Stock (Cost — $111,242)	9,171 shares	116,440

	*American Express Trust Money Market II (Cost- $991)	991 units	991

*	Participant Loans	Interest rates ranging from 6.0% to 10.0% due by or prior to 2006	237,544

	Total		$6,803,064

*	Represents party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RETIREMENT PLAN OF PIONEER-STANDARD ELECTRONICS, INC. II

Date:	June 14, 2002	/s/ Richard A. Sayers II

Richard A. Sayers II Executive Vice President, Chief Human Resources Officer